EXHIBIT 99.1

Bellatrix Announces a Fourth Quarter 2018 Operational Update and 2019 Capital Budget

CALGARY, Alberta, Jan. 15, 2019 (GLOBE NEWSWIRE) -- Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) announces a fourth quarter 2018 operational update with full year average volumes exceeding guidance, and its 2019 capital budget designed to deliver stable corporate production volumes, supported by strong commodity price risk management and market diversification contracts.

2018 Production Volumes Exceed Full Year Average Guidance

Bellatrix drilled and or participated in 5 gross (3.0 net) wells during the fourth quarter including 4 gross (2.99 net) operated Spirit River liquids rich natural gas wells and 1 gross (0.02 net) non-operated Cardium well.  Fourth quarter production volumes averaged approximately 35,100 boe/d based on field estimates, contributing to annual average production volumes of approximately 35,600 boe/d, surpassing the high end of Company guidance.

	Estimated 2018 Results	2018 Annual Guidance	Estimated Results Versus Guidance Midpoint
Average daily production (boe/d)	35,600	35,000 – 35,500	1%
Average product mix
Natural gas (%)	73	73	-%
Crude oil, condensate and NGLs (%)	27	27	-%

2019 Capital Budget Designed to Deliver Stable Production Volumes

Bellatrix’s Board of Directors has approved a 2019 capital budget of between $40 to $50 million, designed to maintain average production volumes between 34,000 to 36,000 boe/d.  Bellatrix plans to fund the 2019 capital budget primarily through cash flow from operating activities.  The capital budget incorporates forward pricing expectations of US$65/bbl WTI, $1.60/GJ AECO, a $1.34 CAD/USD exchange rate, and is underpinned by strong commodity price risk management protection and natural gas market diversification contracts.

Delivery of the 2019 capital budget will remain flexible throughout the year, focused primarily on profitable development of Bellatrix’s high rate of return investment opportunities.  With our long-term infrastructure build out complete, the majority of capital investment will be utilized directly in drilling, completion and production addition activities, with minimal capital required for facilities and infrastructure projects.  Delivery of the 2019 budget incorporates the following attributes:

  Reduced Maintenance Capital Requirements.  In 2018, Bellatrix continued to make meaningful cost reductions for its average Spirit River well, with all-in well costs reduced to $3.4 million and enhanced productivity with average well performance outperforming expected results by approximately 38% on an IP90 basis.  The combination of lower costs and improved results has reduced the number of assumed Spirit River wells to 12 per year (assuming an average 6.0 Bcf performance curve) required to maintain total corporate production volumes in the mid 30 mboe/d range.
  Financial Flexibility.  The 2019 capital budget remains flexible, with the potential to accelerate or decelerate capital expenditures throughout the year.
  Continued Cost Suppression Focus.  Third quarter 2018 production expenses of $7.71/boe and $23.8 million represent 27% and 23% reductions respectively, compared with fourth quarter 2016 levels.  Bellatrix continues to focus on cost suppression activities through ongoing technological and operationally focused initiatives. Bellatrix also remains focused on reducing general and administrative (“G&A”) expenses. Third quarter 2018 gross G&A expenses have been reduced by 17% compared with fourth quarter 2017 G&A expenses with reductions remaining a focus in 2019.
  Optimized Returns.  The 2019 drilling program will balance development of Spirit River liquids rich natural gas investment opportunities and higher liquids weighted opportunities in the Cardium play.
2019 Guidance
Production (boe/d)
2019 Average daily production	34,000 – 36,000
Production Mix (%)
Natural gas	72
Crude oil, condensate and NGLs	28
Capital Expenditures ($000)(1)
Capital – exploration and development	40,000 – 50,000

(1) Excludes property acquisitions and dispositions.

Strong Commodity Price Risk Management Protection and Market Diversification Benefits

Bellatrix entered into a series of natural gas market diversification contracts beginning in 2017, that give the Company access to non-AECO market natural gas prices.  Bellatrix’s market diversification sales into the Dawn, Chicago and Malin markets represent approximately 55% of Bellatrix’s natural gas volumes (based on the mid-point of 2019 average production guidance).

Bellatrix has proactively fixed the prices on a portion of these non-AECO markets to reduce the impact of commodity price volatility on our business.  Bellatrix locked in fixed prices in December 2018 (approximately 30% of natural gas volumes based on annual 2019 production guidance at a Canadian equivalent price of approximately $4.33/Mcf) and the first quarter of 2019 (approximately 20% of natural gas volumes at a Canadian equivalent price of approximately $4.20/Mcf) as follows:

Month(s)	Market	Quantity	US$/MMBtu Price	Net Cdn$/Mcf Price(1)
Dec 2018	NYMEX/Dawn/Chicago Avg.	50,000 MMBtu/d	US$4.59/MMBtu	$4.33/Mcf
Jan – Feb 2019	NYMEX/Dawn Avg.	30,000 MMBtu/d	US$4.64/MMBtu	$4.40/Mcf
Mar 2019	Malin/Dawn Avg.	30,000 MMBtu/d	US$4.19/MMBtu	$3.78/Mcf

Note (1): Net Canadian equivalent price is calculated as the US$ fixed price, less contracted differential, adjusted to Canadian dollars at an assumed exchange rate of $1.30 USD/CAD.

In summary, Bellatrix’s market diversification contracts include a total of 75,000 MMBtu/d of market exposure as follows:

Product	Market	Start Date	End Date	Volume
Natural gas	Chicago	February 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Chicago	November 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Dawn	February 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Dawn	November 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Malin	February 1, 2018	October 31, 2020	15,000 MMBtu/d

Reader Advisories:

BARRELS OF OIL EQUIVALENT: The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

NON-GAAP MEASURES: Management uses cash flow from operating activities to analyze operating performance and leverage and considers cash flow from operating activities to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and cash flow from operating activities can be found in the Company's most recent management's discussion and analysis, which may be accessed through the SEDAR website (www.sedar.com).

FORWARD LOOKING STATEMENTS: This press release contains forward-looking statements within the meaning of applicable securities laws. More particularly and without limitation, this press release contains forward-looking statements pertaining to: the Company's estimated fourth quarter and full year 2018 production volumes, and the expectation that 2018 production volumes surpassed the high end of the Company’s full year guidance; the Company's anticipated 2019 capital budget, including the objectives of such budget, and the details of the expenditures relating thereto; expectations that the 2019 capital budget will be funded primarily through cash flow from operating activities; expectations regarding the number of Spirit River wells required per year to maintain production volumes in the mid 30 mboe/d range;  and the Company’s 2019 guidance, including expected future production volumes, production mix, and production expenses; expectations regarding future commodity prices; and expectations regarding future operating expense and G&A expense reductions.

To the extent that any forward-looking statements contained herein constitutes a financial outlook, they were approved by management on the date hereof and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, failure to maintain in good standing under agreements governing the Company's outstanding indebtedness, failure to complete funding transactions when expected or necessary, any actions taken by the Company's lenders that require the Company to repay indebtedness earlier than expected, and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct.

In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; the ability to complete funding transactions when expected or as necessary, the ability to maintain in good standing under agreements governing the Company's outstanding indebtedness, field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development or exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bxe.com). Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations & Corporate Development (403) 750-1270

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bxe.com